FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of August 2017

ELRON ELECTRONIC INDUSTRIES LTD.
(Translation of Registrant’s Name into English)

 3Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv  • ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark if the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-(2):  82-_______

Registrant's Press Release dated August 28, 2017.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELRON ELECTRONIC INDUSTRIES LTD.(Registrant) By: /s/Yaron Elad Yaron Elad VP & CFO

Dated:  August 28, 2017

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ELRON ANNOUNCES BOARD OF DIRECTORS DECISION REGARDING
VOLUNTARY SEC DEREGISTRATION AND DISCONTINUATION OF
REPORTING OBLIGATIONS IN THE U.S.

Tel Aviv, August 28, 2017 - Elron Electronic Industries Ltd. (TASE: ELRN; OTC PINK: ELRNF) today announced that its Board of Directors has resolved to voluntarily deregister the Company’s ordinary shares under the U.S. Securities and Exchange Act of 1934, as amended, after which the Company will no longer be subject to reporting obligations to the Securities and Exchange Commission (the “SEC”).

The Company’s shares will continue to be traded on the Tel-Aviv Stock Exchange, and the Company will continue to file reports in Israel pursuant to the Israeli Securities Law, 1968, and its regulations. In addition, the Company expects that its ordinary shares will continue to trade on OTC Pink (the “Pink Sheets”) immediately following the deregistration. It has not arranged for any other U.S. listing or registration on any other exchange or quotation medium within the U.S.

Following such deregistration, the Company will cease filing reports with the SEC. However, the Company intends to publish, in English, on its website, financial information and certain other material information filed with the Tel Aviv Stock Exchange or otherwise provided to its shareholders.

In order to discontinue its reporting obligations in the U.S., the Company satisfied for the first time during the second quarter of 2017, certain conditions for deregistration pursuant to U.S. federal securities laws, including among others that less than 5% of the worldwide average daily trading volume in the Company’s shares took place in the U.S. during the last 12 months (ended July 31, 2017).

In deciding to voluntary deregister its ordinary shares, the Board considered the following:

•	the Company’s low trading volume in the US;

•	the Company's last public offering in the U.S. occurred many years ago;

•	the deregistration will reduce costs incurred by the Company, including costs related to the preparation and filing of the periodic reports with the SEC;

•	the deregistration will save significant management time spent to comply with U.S. regulations; and

•
the fact that the Company’s shares will continue to be traded on the Tel-Aviv Stock Exchange, and the Company intends to continue and publish in English on its website financial information and certain other material information.

The Company plans to file with the SEC, the required documents to deregister and terminate its reporting obligations under U.S. federal securities laws. Such reporting obligations will be suspended immediately upon filing and will be terminated 90 days thereafter if there are not objections from the SEC. The Company reserves the right to delay or withdraw the filings for any reason prior to effectiveness.

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may be preceded by the words “intends,” “plans,” “expects,” “believes,” or similar words. Forward-looking statements are based on certain assumptions and are subject to various known and unknown risks and uncertainties, many of which are beyond the Company’s control, and cannot be predicted or quantified and consequently, actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, without limitation, risks and uncertainties associated with the SEC discretion, and changes in the Company’s business environment, which may lead to a scenario that prior to the completion of the deregistration, the Board shall determine not to carry it out.